Haddan & Zepfel LLP

500 Newport Center Drive, Suite 580

Newport Beach, CA 92660

(949) 706-6000

(949) 706-6060 (fax)

rjz@haddanzepfel.com

November 26, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: J. Nolan McWilliams

Re:

FullCircle Registry, Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-198968

Dear Sirs:

This is in response to your letter of November 21, 2014 concerning Amendment No. 1 to the Registration Statement on Form S-1 of FullCircle Registry, Inc. (the “Company”). We are filing Amendment No.2 to the Registration Statement today. Our responses to your letter are in the order of your comments.

Use of Proceeds, page 11

1.

We note your response to our prior comment 11 and reissue in part. Please reconcile paragraphs two, four and five and the table on page 12 regarding the amount you intend to receive from the sale of your stock to Kodiak as well as the intended uses and revise accordingly.

We have revised the table and the “Use of Proceeds” section to reconcile these paragraphs.

2.

We note your response to our prior comment 12 and reissue in part. Please specify the maturity date of the indebtedness that you intend to repay with the proceeds from the sale of your stock to Kodiak. Refer to Instructions 4 to Item 504(a) of Regulation S-K.

We have included details about the notes to be repaid, including maturity dates, as required by Item 504(a) of Regulations S-K.

3.

It appears that you have inadvertently omitted disclosure in the fifth paragraph on page 12 where you state that “these notes are as follows” but then no related disclosure follows. Please revise.

We have included a description of the related party notes in this section.

Plan of Distribution, page 14

4.

We note your response to our prior comment 17 and reissue. Please delete the disclosure stating that Kodiak may sell shares under Rule 144 of the Securities Act of 1933.

We have deleted the delete the disclosure stating that Kodiak may sell shares under Rule 144 of the Securities Act of 1933.

Summary Compensation Table, page 27

5.

We note that you have not responded to our prior comment 23 and reissue. Please disclose the material terms of the stock grants to your officers

We have included a description of stock grants to officers in the footnotes to the Summary Compensation Table, as well as a clarification that all compensation to officers is in the form of stock grants.

On behalf of the Company, we understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's comments and request that the staff contact the undersigned with any questions regarding this letter.

Very truly yours,

/s/ Robert J. Zepfel

Robert J. Zepfel

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